UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Tortoise Capital Resources Corporation
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
89147N304
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89147N304

1	NAMES OF REPORTING PERSONS KIP GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	5	SOLE VOTING POWER

NUMBER OF		786,832

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		786,832

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	786,832

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.82%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.	89147N304

1	NAMES OF REPORTING PERSONS Kenmont Investments Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	5	SOLE VOTING POWER

NUMBER OF		786,832

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		786,832

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	786,832

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.82%

12	TYPE OF REPORTING PERSON

	IA

CUSIP No.	89147N304

1	NAMES OF REPORTING PERSONS Kenmont Special Opportunities Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	5	SOLE VOTING POWER

NUMBER OF		711,932

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		711,932

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	711,932

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.98%

12	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13G/A
This Amendment No. 2 to Schedule 13G (the “Amendment”) is an amendment to the initial statement on Schedule 13G relating to common stock, par value $0.001 and warrants currently convertible into common stock (the “Common Shares”) of Tortoise Capital Resources Corporation, a Maryland corporation (the “Issuer”) filed with the Securities and Exchange Commission on May 4, 2007 (the “Schedule 13G”). This Amendment is identical to the prior amendment to this Schedule 13G that was filed with the Commission on February 17, 2009 and is simply filed to have the Amendment reported under the correct CIK code of the Issuer.
This Amendment is being filed on behalf of KIP GP, LLC (“KIP”); Kenmont Investments Management, L.P., a Texas limited partnership (“Kenmont”) and Kenmont Special Opportunities Fund, L.P., a Cayman Islands exempted company (“Kenmont Master Fund”), relating to the Common Shares of the Issuer, purchased by Kenmont.
Item 1(a) Name of Issuer.
Tortoise Capital Resources Corporation
Item 1(b) Address of Issuer’s Principal Executive Offices.
10801 Mastin Boulevard, Suite 222
Overland Park, Kansas 66210
Item 2(a) Name of Person Filing.
Item 2(b) Address of Principal Business Office.
Item 2(c) Place of Organization.
KIP GP, LLC
711 Louisiana Street, Suite 1750
Houston, Texas 77022
Kenmont Investments Management, L.P.
711 Louisiana Street, Suite 1750
Houston, Texas 77022
Kenmont Special Opportunities Master Fund, L.P.
c/o Spectrum Global Fund Administration (Cayman)
Anderson Square 4th Floor
P.O. Box 10243 APO
Grand Cayman
Cayman Islands
British West Indies
Item 2(d) Title of Class of Securities.
Common stock, par value $0.001 (the “Common Stock”)

Item 2(e) CUSIP Number.
89147N304
Item 3 Reporting Person.
The person filing is not listed in Items 3(a) through 3(j).
Item 4 Ownership.
(a)
Kenmont serves as investment manager to Kenmont Master Fund as well as Man Mac Miesque 10B, Ltd., a Bermuda company (“Mac”). Kenmont Master Fund is the beneficial owner of 711,932 shares of Common Stock (505,166 of which are Common Stock and 206,766 of which are shares of Common Stock issuable upon conversion of the Warrants). Mac is the beneficial owner of 74,900 shares of Common Stock (all shares of Common Stock issuable upon conversion of the Warrants). Kenmont may be deemed to beneficially own the shares of Common Stock held by Kenmont Master Fund and Mac as a result of being the investment advisor to Kenmont and Mac, and KIP may be deemed to beneficially own the shares of Common Stock as a result of being the general partner of Kenmont.

(b)
Kenmont Master Fund is the beneficial owner of 7.98% of the outstanding shares of Common Stock. Mac is the beneficial owner of 2.84% of the outstanding shares of Common Stock. Collectively the Reporting Persons beneficially own 8.82% of the outstanding shares of Common Stock. This percentage was determined by dividing 786,832 by 9,201,657, which amount represents 8,919,991 Common Shares, the number of Common Shares issued and outstanding as of September 30, 2008, as reported in the Issuer’s Form 10-Q filed October 9, 2008 with the Securities and Exchange Commission; plus 281,666 Common Shares, the number of Common Shares that the Reporting Persons have the right to purchase under the warrants.

(c)
Kenmont Master Fund may direct the vote and disposition of 711,932 shares of Common Stock. Mac may direct the vote and disposition of 74,900 shares of Common Stock. Kenmont and KIP (through its relationship to Kenmont) have been granted investment discretion over the Common Stock held by Kenmont Master Fund and Mac.

Item 5 Ownership of Five Percent or Less of a Class.
Inapplicable.

Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8 Identification and Classification of Members of the Group.
Inapplicable.
Item 9 Notice of Dissolution of Group.
Inapplicable.
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 1, 2009

KIP GP, LLC

By:	/s/ Donald R. Kendall, Jr.

Name: Donald R. Kendall, Jr.
Title: Manager

KENMONT INVESTMENTS MANAGEMENT, L.P.

By:	KIP GP, LLC, its general partner

	By:	/s/ Donald R. Kendall, Jr.

Name: Donald R. Kendall, Jr.
Title: Manager

KENMONT SPECIAL OPPORTUNITIES MASTER FUND, L.P.

By:	Kenmont Offshore Fund, Ltd., general partner

	By:	/s/ Donald R. Kendall, Jr.

Name: Donald R. Kendall, Jr.
Title: Director

By:	Kenmont Onshore Fund, L.P., general partner

	By:	Kenmont Investment Partners GP, L.P., its general partner

		By:	KIP GP, LLC, its general partner

			By:	/s/ Donald R. Kendall, Jr.

Name: Donald R. Kendall, Jr.
Title: Manager

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Common Stock of Tortoise Capital Resources Corporation., a Maryland corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 1, 2009.

KIP GP, LLC

By:	/s/ Donald R. Kendall, Jr.

Name: Donald R. Kendall, Jr.
Title: Manager

KENMONT INVESTMENTS MANAGEMENT, L.P.

By:	KIP GP, LLC, its general partner

	By:	/s/ Donald R. Kendall, Jr.

Name: Donald R. Kendall, Jr.
Title: Manager

KENMONT SPECIAL OPPORTUNITIES MASTER FUND, L.P.

By:	Kenmont Offshore Fund, Ltd., general partner

	By:	/s/ Donald R. Kendall, Jr.

Name: Donald R. Kendall, Jr.
Title: Director

By:	Kenmont Onshore Fund, L.P., general partner

	By:	Kenmont Investment Partners GP, L.P., its general partner

		By:	KIP GP, LLC, its general partner

			By:	/s/ Donald R. Kendall, Jr.

Name: Donald R. Kendall, Jr.
Title: Manager